UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-32722

Virtu ITG Holdings LLC

(Exact name of registrant as specified in its charter)

One Liberty Plaza, 165 Broadway

New York, New York

10006

(212) 588-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

EXPLANATORY NOTE

This certification and notice relates to common shares of Virtu ITG Holdings LLC (formerly known as Investment Technology Group, Inc.). Effective March 1, 2019, the corporate form of Investment Technology Group, Inc. was converted from a Delaware corporation to a Delaware limited liability company, and its name was changed from “Investment Technology Group, Inc.” to “Virtu ITG Holdings LLC”.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Virtu ITG Holdings LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VIRTU ITG HOLDINGS LLC

Date:	March 14, 2019	By:	/s/ Justin Waldie
		Name:	Justin Waldie
		Title:	Senior Vice President, General Counsel and Secretary of Registrant